Exhibit 99.1

Wearable Devices Announces Receipt of Nasdaq Notification of Minimum Stockholders’ Equity Non-Compliance

Yokneam Illit, Israel, Jan. 17, 2025 (GLOBE NEWSWIRE) – Wearable Devices Ltd. (the “Company” or “Wearable Devices”) (Nasdaq: WLDS, WLDSW), an award-winning pioneer in artificial intelligence (“AI”)-based wearable gesture control technology, today announced that it has received a written notification (the “Notification Letter”) from the Listing Qualifications staff of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it is no longer in compliance with the minimum stockholders’ equity requirement for continued listing on the Nasdaq Capital Market, listing Rule 5550(b)(1), due to its failure to maintain a minimum of $2,500,000 in stockholders’ equity. In the Company’s Report of Foreign Private Issuer on Form 6-K, dated September 23, 2024, the Company reported stockholders’ equity of approximately $1,695,000 as of June 30, 2024.

In accordance with Nasdaq rules, the Company has 45 calendar days, or until March 3, 2025, to submit a plan to regain compliance. If the plan is accepted, Nasdaq can grant an extension of up to 180 calendar days from the date of the letter to evidence compliance. The Notification Letter has no immediate effect on the Company’s listing on the Nasdaq Capital Market, and during the grace period, as may be extended, the Company’s ordinary shares and warrants will continue to trade on Nasdaq under the symbol “WLDS” and “WLDSW”, respectively.

The Company expects that it will be able to demonstrate compliance with the Nasdaq stockholders’ equity requirement as of December 31, 2024, following the proceeds received pursuant to the Company’s Standby Equity Purchase Agreement with YA II PN, Ltd. and the Company’s registered direct offering and concurrent private placement in November 2024.

About Wearable Devices Ltd.

Wearable Devices Ltd. is a pioneering growth company revolutionizing human-computer interaction through its AI-powered neural input technology for both consumer and business markets. Leveraging proprietary sensors, software, and advanced AI algorithms, the Company’s innovative products, including the Mudra Band for iOS and Mudra Link for Android, enable seamless, touch-free interaction by transforming subtle finger and wrist movements into intuitive controls. These groundbreaking solutions enhance gaming, and the rapidly expanding AR/VR/XR landscapes. The Company offers a dual-channel business model: direct-to-consumer sales and enterprise licensing. Its flagship Mudra Band integrates functional and stylish design with cutting-edge AI to empower consumers, while its enterprise solutions provide businesses with the tools to deliver immersive and interactive experiences. By setting the input standard for the XR market, Wearable Devices is redefining user experiences and driving innovation in one of the fastest-growing tech sectors. Wearable Devices’ ordinary shares and warrants trade on the Nasdaq under the symbols “WLDS” and “WLDSW,” respectively.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we discuss regaining compliance with Nasdaq’s continued listing requirements, the timing and effect thereof. All statements other than statements of historical facts included in this press release regarding our strategies, prospects, financial condition, operations, costs, plans and objectives are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the trading of our ordinary shares or warrants and the development of a liquid trading market; our ability to successfully market our products and services; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2023, filed on March 15, 2024 and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact

Michal Efraty

IR@wearabledevices.co.il

Media Contact:

Steve Schuster

Rainier Communications

steve@rainierco.com

+1-508-868-5892